UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2025

Commission File Number: 001-39173

I-MAB

2440 Research Boulevard, Suite 400

Rockville, MD 20850

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

UNDERWRITTEN OFFERING

On August 1, 2025, I-Mab (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Leerink Partners LLC as the representative of the several underwriters named therein (the “Underwriters”), in connection with the issuance and sale by the Company in an underwritten offering (the “Offering”) of 33,333,330 American depositary shares (“ADSs”), each ten (10) American depositary shares representing twenty-three (23) ordinary shares, representing, in the aggregate, 76,666,659 ordinary shares, par value $0.0001 per share, of the Company at an offering price of $1.95 per ADS. Gross proceeds from the Offering, before deducting underwriting discounts and commissions and offering expenses payable by the Company, are expected to be approximately $65 million.

The Offering was made pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-286954), which was declared effective by the Securities and Exchange Commission (the “SEC”) on May 15, 2025, as supplemented by a prospectus supplement dated August 1, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”). The Offering is expected to close on or about August 5, 2025, subject to customary closing conditions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act, and other obligations of the parties and termination provisions. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

The foregoing description of the Underwriting Agreement is not complete, does not purport to be a complete description of the rights and obligations of the parties thereunder, and is qualified in its entirety by reference to the full text of the Underwriting Agreement, which is filed herewith as Exhibit 1.1 and incorporated by reference herein.

The legal opinion of Harneys Westwood & Riegels, the Company’s counsel as to Cayman Islands law, relating to the legality of the issuance and sale of the ordinary shares underlying the ADSs offered in the Offering is filed herewith as Exhibit 5.1 and incorporated by reference herein.

On August 1, 2025, the Company issued a press release announcing the Offering. The press release is furnished as Exhibit 99.1 hereto.

Forward-Looking Statements

Statements in this Report on Form 6-K that are not strictly historical in nature, including statements regarding the Company’s expectations with respect to the closing of the Offering and the receipt of gross proceeds, are forward-looking statements. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including market risks and uncertainties and risks relating to the satisfaction of customary closing conditions for an offering of securities. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise the information in this report, including any forward-looking statements, except as may be required by law.

INCORPORATION BY REFERENCE

The information in this Report on 6-K, including the information contained in exhibits 1.1, 5.1, 23.1 to this Report on Form 6-K, shall be deemed to be incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-286954) and Form S-8 (File Nos. 333-239871, 333-265684, 333-256603, and 333-279842) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

1.1	Underwriting Agreement, dated August 1, 2025, by and between the Company and Leerink Partners LLC

5.1	Opinion of Harneys Westwood & Riegels

23.1	Consent of Harneys Westwood & Riegels (included in exhibit 5.1)

99.1	Press release, dated August 1, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

(Registrant)

Date: August 4, 2025	/s/ Joseph Skelton
Name: Joseph Skelton
Title: Chief Financial Officer